Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 150-I dated April 27, 2007

Registration Statement no. 333-134553

Dated June 26, 2007

Rule 433

Preliminary Terms and Conditions, June 26, 2007	Telephone: +1 212 526 0905

14.25% Reverse Exchangeable Notes Linked to the

Common Stock of General Motors Corporation (GM)

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 150-I dated April 27, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 150-I, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 150-I, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The notes are designed for investors who seek a higher coupon rate than the current dividend yield on the Reference Stock or than the yield that we believe would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, be willing to accept the risks of owning equities in general and the Reference Stock in particular, and be willing to lose some or all of their principal.

The notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock is below the Trigger Price during the Monitoring Period, as described below.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/A+) †
Issue Size:	$[TBD]
Pricing Date:	July 6, 2007‡
Settlement Date:	July 11, 2007‡
Observation Date:	January 8, 2008 ‡††
Maturity Date:	January 11, 2008‡††
Term:	6 months
Reference Stock:	The common stock of General Motors Corporation (NYSE: GM). See “The Reference Stock.” The Reference Stock issuer may be changed in certain circumstances. See “Description of Notes—Anti-dilution Adjustments—Reorganization Events” in the accompanying product supplement no. 150-I for further information.
Coupon Rate:	14.25% per year paid monthly and calculated on a 30/360 basis.
Coupon Payment Date:	Monthly, on the 11th day of each month, starting on August 11, 2007 to, and including, the Maturity Date. If any Coupon Payment Date falls on a day that is not a business day, then any payment required to be made on such Coupon Payment Date will instead be made on the next succeeding business day following such scheduled Coupon Payment Date, unless that day falls in the next calendar month, in which case the Coupon Payment Date will be the first preceding day that is a business day.
Payment at Maturity:	The payment at maturity, in addition to accrued and unpaid coupon payments, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid coupon payments at maturity unless:
(i) the Final Share Price is less than the Initial Share Price; and
(ii) a Trigger Event has occurred.
If the conditions described in (i) and (ii) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof), plus any accrued and unpaid coupon payments. If we deliver shares of the Reference Stock, fractional shares will be paid in cash. The market value of the Physical Delivery Amount (or, at our election, the Cash Value thereof) will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.

Trigger Event:	A Trigger Event occurs if, on any trading day during the Monitoring Period, the closing price of the Reference Stock is below the Trigger Price.

Monitoring Period:	The period from, and including, the Pricing Date to, and including, the Observation Date.

Initial Share Price:	The closing price of the Reference Stock on the Pricing Date, divided by the then applicable Stock Adjustment Factor.

Trigger Price:	A dollar amount that represents 70% of the then applicable Initial Share Price in effect.

Physical Delivery Amount:	The number of shares of the Reference Stock, per $1,000 principal amount of the notes, equal to $1,000 divided by the Initial Share Price.

Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price.

Final Share Price:	The closing price of the Reference Stock on the Observation Date.

Stock Adjustment Factor:	1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “Description of Notes — Anti-dilution Adjustments” in the accompanying product supplement no. 150-I for further information about these adjustments.

CUSIP:	524908D49

ISIN:	US524908D499

‡	Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Observation Date and Maturity Date will be changed so that the stated term of the notes remains the same.
†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event, as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 150-I.

Investing in the Reverse Exchangeable Notes linked to the Common Stock of General Motors Corporation involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 150-I and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 150-I and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Commission (2)	Proceeds to Us
Per note	$1,000.00	$22.00	$978.00
Total	$ [ ]	$ [ ]	$ [ ]

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions equal to approximately $22.00 per $1,000 principal amount, or 2.200%, and may use these commissions to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

June 26, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 150-I. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 150-I, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 150-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 150-I dated April 27, 2007

http://www.sec.gov/Archives/edgar/data/806085/000119312507093113/d424b2.htm

•	MTN prospectus supplement May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

The Notes Offer a Higher Coupon Rate Than the Current Dividend Yield on the Reference Stock or the Yield on Conventional Debt Securities of Comparable Maturity Issued by Us or an Issuer with a Comparable Credit Rating: The notes will pay coupon payments at 14.25% per year, which we believe is higher than the current dividend yield on the Reference Stock or the yield that we believe would be payable on conventional debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any coupon payment or any other payment at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, a note as a financial contract, rather than as a debt instrument.

Upon the receipt of cash on the Maturity Date, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received (other than amounts representing accrued and unpaid coupon payments) differs from your tax basis in the note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings Inc. intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. The deductibility of capital losses is subject to certain limitations. Your tax basis in the note will generally equal your cost of such note. Coupon payments, if any, received by you, but not includible in your income, should reduce your tax basis in the note.

Upon a sale, exchange or other disposition of a note prior to the Maturity Date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the note. Any such gain or loss will be treated as capital gain or loss. The deductibility of capital losses is subject to limitations.

See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 150-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 150-I dated April 27, 2007. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Significant Loss: The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of the Reference Stock is below the Trigger Price on any trading day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock (or, at our election, the Cash Value thereof) will be less than the principal amount of each note and may be zero. In addition, on the Pricing Date, stock prices generally in the market and stock prices for the Reference Stock in particular may be significantly higher than historical averages, which could increase the likelihood of subsequent declines in stock prices and of a Trigger Event with respect to the Reference Stock. Accordingly, you could lose up to the entire principal amount of your notes.

•

The Notes Will Not Pay More Than the Principal Amount at Maturity, Plus Accrued and Unpaid Coupons, and Principal Protection is Under Limited Circumstances: Your return of principal at maturity is protected so long as a Trigger Event does not occur or if the Final Share Price is not below the Initial Share Price. However, if the Final Share Price is below the Initial Share Price and a Trigger Event has occurred, you could lose the entire principal amount of your notes.

•

Your Return on the Notes is Limited to the Principal Amount Plus Accrued Coupon Payments, Regardless of Any Appreciation in the Reference Stock: Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any trading day during the Monitoring Period, the closing price of the Reference Stock is below the Trigger Price, for each $1,000 principal amount note, you will receive $1,000 at maturity plus accrued and unpaid coupon payments, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

•

No Ownership Rights in the Reference Stock: As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights, dividend payments or other distributions. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

•

No Affiliation With the Reference Stock Issuer: We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for, and make no representation regarding, the adequacy or completeness of the information about the Reference Stock contained in this term sheet or in product supplement no. 150-I. You should make your own investigation into the Reference Stock and the issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•

The Reference Stock May Change Following Certain Corporate Events: Following certain corporate events relating to the issuer of the Reference Stock, such as a take over or a going private transaction, the calculation agent will have the option to replace the Reference Stock with the common stock of a company with the same Standard Industrial Classification Code as the issuer of the Reference Stock. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting a Successor Reference Stock under “Description of Notes — Anti-dilution Adjustments — Reorganization Events” in the accompanying product supplement no. 150-I.

•

Our Affiliates’ Compensation May Serve as an Incentive to Sell You these Notes: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, may derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.

•

Certain Built-in Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Reference Stock to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Reference Stock.

•

Many Economic and Market Factors Will Influence the Value of the Notes: In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 150-I.

•

Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Stock Adjustment Factor for certain adjustment events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of the Reference Stock is not below the Trigger Price on any trading day from the Pricing Date to, and including, the Observation Date, except as indicated in the column titled “Hypothetical lowest closing price of the Reference Stock during the Monitoring Period.”

For this table of hypothetical payments at maturity, we have also assumed the following:

•	Initial Share Price: $36.27
•	Trigger Price: $25.389
•	Coupon: 14.25%

Hypothetical lowest closing price of the Reference Stock during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity*	Total Value of Payment Received at Maturity*
$36.27	$50.78	$1,000.00	$1,000.00
$36.27	$43.52	$1,000.00	$1,000.00
$36.27	$36.27	$1,000.00	$1,000.00
$29.02	$29.02	$1,000.00	$1,000.00
$21.76	$38.08	$1,000.00	$1,000.00
$21.76	$30.83	27 shares of Reference Stock (or the Cash Value thereof)	$850.00
$21.76	$25.39	27 shares of Reference Stock (or the Cash Value thereof)	$700.00
$18.14	$18.14	27 shares of Reference Stock (or the Cash Value thereof)	$500.00
$0.00	$0.00	27 shares of Reference Stock (or the Cash Value thereof)	$0.00

*	Note that you will receive at maturity any accrued and unpaid coupon payments, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash, as applicable. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: During the Monitoring Period, the Reference Stock does not close at a price below the Trigger Price. Because a Trigger Event has not occurred and the Final Share Price is not below the Initial Share Price, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: During the Monitoring Period, the Reference Stock closed below the Trigger Price. However, on the Observation Date, the Final Share Price is not below the Initial Share Price. Because the Final Share Price is not below the Initial Share Price, you will receive $1,000 per $1,000 principal amount note at maturity even though a Trigger Event occurred.

Example 3: During the Monitoring Period, the Reference Stock closed below the Trigger Price. On the Observation Date, the Final Share Price is $30.83, which is below the Initial Share Price. Because the Reference Stock had a closing price that was below the Trigger Price, and because the Final Share Price is below the Initial Share Price, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Share Price is $30.83, the total value of your final payment at maturity, whether in shares of the Reference Stock or cash, is $850.00.

Regardless of the other payment you receive at maturity, you will have received coupon payments, for each $1,000 principal amount note, in the aggregate amount of approximately $71.25 over the term of the notes.

The actual number of shares of the Reference Stock (or, at our election, the Cash Value thereof) you would receive at maturity (if a Trigger Event occurs and the Final Share Price is below the Initial Share Price) and the actual Trigger Price may be more or less than the amounts displayed in the hypothetical examples and the chart above and will depend in part on the closing price of the Reference Stock on the Pricing Date.

The Reference Stock

Public Information

Lehman Brothers Holdings has obtained the following information regarding General Motors Corporation from the reports General Motors Corporation filed with the SEC. All information contained herein on the Reference Stock and on General Motors Corporation is derived from publicly available sources and is provided for informational purposes only. We do not make any representation that these publicly available documents are accurate or complete.

General Motors Corporation has stated in its filings with the SEC that it is primarily engaged in the worldwide development, production and marketing of cars, trucks, and parts. Also, General Motors Corporation conducts finance and insurance operations through GMAC LLC. GMAC LLC was a wholly owned subsidiary until November 30, 2006, when General Motors Corporation sold a 51% controlling ownership interest in GMAC LLC to a consortium of investors. GMAC LLC provides a broad range of financial services, including consumer vehicle financing, automotive dealership and other commercial financing, residential mortgage services, automobile service contracts, personal automobile insurance coverage, and selected commercial insurance coverage.

The Reference Stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding the issuer of the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the daily closing price of the Reference Stock from June 25, 2002 through June 25, 2007. The closing price of the

Reference Stock on June 25, 2007 was $36.27. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the issuer of the Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.